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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G 13d-102	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

GENAISSANCE PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

36867W105

(CUSIP Number)

OCTOBER 29, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36867W105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Trading, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 5,477,500 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 5,477,500 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,477,500 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.7%

12.	Type of Reporting Person (See Instructions) CO

(1) See Footnote in Item 4 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ritchie Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 5,477,500 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 5,477,500 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,477,500 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.7%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 5,477,500 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 5,477,500 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,477,500 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.7%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RAM Capital Investments, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 5,477,500 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 5,477,500 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,477,500 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.7%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) THR, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois corporation

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 5,477,500 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 5,477,500 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,477,500 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.7%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) A.R. Thane Ritchie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 5,477,500 shares of Common Stock (1)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 5,477,500 shares of Common Stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,477,500 shares of Common Stock (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 19.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer Genaissance Pharmaceuticals, Inc. (the “Company”)
(b)	Address of Issuer’s Principal Executive Offices Five Science Park New Haven, Connecticut 06511

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship RAM Trading, Ltd. c/o Caledonian Bank & Trust Limited Caledonian House P.O. Box 1043 George Town, Grand Cayman Cayman Islands corporation
Ritchie Capital Management, L.L.C. 2100 Enterprise Avenue Geneva, Illinois 60134 Delaware limited liability company
RAM Capital, L.L.C. 2100 Enterprise Avenue Geneva, Illinois 60134 Illinois limited liability company
RAM Capital Investments, Ltd. c/o Caledonian Bank & Trust Limited Caledonian House P.O. Box 1043 George Town, Grand Cayman Cayman Islands corporation
THR, Inc. 2100 Enterprise Avenue Geneva, Illinois 60134 Illinois corporation
A.R. Thane Ritchie 2100 Enterprise Avenue Geneva, Illinois 60134 U.S. Citizen
As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the persons filing this joint Schedule 13G.

(d)	Title of Class of Securities Common Stock, $.001 par value per share (“Common Stock”)

	(e)	CUSIP Number 36867W105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
See Items 5 through 9 and Item 11 on pages 2 through 7.
(a)	Amount beneficially owned: 5,477,500 shares of Common Stock (2)
(b)

Percent of class:
19.7%
(The percentage beneficial ownership was calculated based on 27,812,807 shares of Common Stock outstanding, which number assumes the exercise or conversion of all convertible securities exercisable or convertible within 60 days of the date hereof granted by the Company to the reporting persons hereunder to purchase shares of Common Stock.)

(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote - 0 -

(2) RAM Trading, Ltd. (“RAM Trading”) owns 877,500 shares of Common Stock.  On October 29, 2003, RAM Trading purchased 270,000 shares of  the Company’s Series A Preferred Stock (the “Series A Preferred Stock”).  In addition, on the same date, the Company issued to RAM a warrant to purchase an additional 190,000 shares of Series A Preferred Stock.  RAM Trading has the right to convert, from time to time and at any time, each share of Series A Preferred Stock into 10 shares of Common Stock (subject to adjustment pursuant to the terms of the Series A Preferred Stock); provided, that under specified circumstances, the Company can require RAM Trading to convert all of its shares of Series A Preferred Stock into Common Stock.

(ii) Shared power to vote or to direct the vote 5,477,500 shares of Common Stock
(iii) Sole power to dispose or to direct the disposition of - 0 -
(iv) Shared power to dispose or to direct the disposition of 5,477,500 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class:
NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group:
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group:
NOT APPLICABLE

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2003

RAM TRADING, LTD.

	By:	Ritchie Capital Management, L.L.C., its Investment Manager

		By:	/s/ A.R. Thane Ritchie
			Name:	A.R. Thane Ritchie
			Title:	Chief Executive Officer

RITCHIE CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ A.R. Thane Ritchie
		Name:	A.R. Thane Ritchie
		Title:	Chief Executive Officer

RAM CAPITAL, L.L.C.

	By:	Ritchie Capital Management, L.L.C., its Investment Manager

		By:	/s/ A.R. Thane Ritchie
			Name:	A.R. Thane Ritchie
			Title:	Chief Executive Officer

RAM CAPITAL INVESTMENTS, LTD.

By:	Ritchie Capital Management, L.L.C., its Investment Manager

	By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer

THR, INC.

By:	/s/ A.R. Thane Ritchie
	Name:	A.R. Thane Ritchie
	Title:	Chief Executive Officer

/s/ A.R. Thane Ritchie
A.R. Thane Ritchie

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1	Joint Filing Agreement, dated as of November 7, 2003, among each of the Filing Persons.